Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

11 February 2008

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

13 Notifications of Directors Interests
2 Total Voting Rights notifications
Board Change
Fourth Quarter 2007 review
Preliminary Results

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

pp. John Warren
Deputy Company Secretary

Regulatory Announcement

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RECEIVED

2008 MAR -4 A 8:24

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	09:37 11-Feb-08
Number	PRNUK-1102

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DTR 3.1.2 R

   (I) ONLY

   (ii) a disclosure made in accordance with LR 9.8.6R(1) or

   (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

   TIM RAYNER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

LLOYDS TSB BANK plc

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

2,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

411.973p

14. Date and place of transaction

08/02/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,000

16. Date issuer informed of transaction

08/02/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11/02/2008

Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:02 08-Feb-08
Number	PRNUK-0802

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

SIMON ROBERTSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED 27,431

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

434.5p

14. Date and place of transaction

08/02/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

37,431

16. Date issuer informed of transaction

08/02/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK ALFLATT 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 08/02/2008

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 07-Feb-08
Number	PRNUK-0702

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DTR 3.1.2 R

   (I) ONLY

   (ii) a disclosure made in accordance with LR 9.8.6R(1) or

   (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

IN 3 ABOVE

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

217

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

452.5p

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,848

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or

10. Percentage of issued class acquired

financial instruments relating to shares acquired

85

(treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

452.5p

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

677

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

PROFESSOR PETER GREGSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PROFESSOR PETER GREGSON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

85

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of

14. Date and place of transaction

transaction

452.5p

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

158

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 February 2008

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:56 21-Jan-08
Number	PRNUK-2101

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DTR 3.1.2 R

   (i) only

   (ii) a disclosure made in accordance with LR 9.8.6R(1) or

   (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

   TIM RAYNER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

LLOYDS TSB BANK plc

8 State the nature of the transaction

MARKET SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

1,643

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

511.76p

14. Date and place of transaction

28/11/2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

21/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 21/01/2008

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:18 16-Jan-08
Number	PRNUK-1601

Rolls-Royce Group plc (the Company) announces that on 3rd January 2008, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following person discharging managerial responsibility of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Mike Lloyd	23

Notified 16 January 2008

Date 16 January 2008

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:19 16-Jan-08
Number	PRNUK-1601

Rolls-Royce Group plc (the Company) announces that on 3rd January 2008, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Sir John Rose	72
Andrew Shilston	57
Colin Smith	41
Mike Terrett	34

Notified 16 January 2008

Date 16 January 2008

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:16 16-Jan-08
Number	PRNUK-1601

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 15h January 2008 of 27,247 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 516.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 25

A B Shilston 25

CP Smith 25

M J Terrett 25

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 25

M Lloyd 25

The UKLA had confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a close period does not constitute a breach of the close period restrictions. The value of these purchases has not changed from the previous month.

Company notified 15th January 2008

Dated 16th January 2008

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:16 16-Jan-08
Number	PRNUK-1601

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 15h January 2008 of 27,247 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 516.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 25

A B Shilston 25

CP Smith 25

M J Terrett 25

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 25

M Lloyd 25

The UKLA had confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a close period does not constitute a breach of the close period restrictions. The value of these purchases has not changed from the previous month.

Company notified 15th January 2008

Dated 16th January 2008

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:22 11-Jan-08
Number	PRNUK-1101

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

SIMON ROBERTSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED 27,233

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

198

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

27,431

16. Date issuer informed of transaction

11/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11/01/2008

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 08-Jan-08
Number	PRNUK-0801

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DTR 3.1.2 R

   (i) only

   (ii) a disclosure made in accordance with LR 9.8.6R(1) or

   (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

   Iain Conn

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/a

5. Indicate whether the notification

6. Description of shares (including

In 3 above

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Iain Conn

8 State the nature of the transaction

Market purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

186

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

527p

14. Date and place of transaction

7 January 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,631

16. Date issuer informed of transaction

7 January 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 8 January 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

John Rishton

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

John Rishton

8 State the nature of the transaction

Market purchase

9. Number of shares, debentures or

10. Percentage of issued class acquired

financial instruments relating to shares acquired 73	(treasury shares of that class should not be taken into account when calculating percentage)
11. Number of shares, debentures or financial instruments relating to shares disposed	12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13. Price per share or value of transaction 527p	14. Date and place of transaction 7 January 2008
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 592	16. Date issuer informed of transaction 7 January 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant	18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22. Total number of shares or debentures over which options held following notification
23. Any additional information	24. Name of contact and telephone number for queries Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 8 January 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

Professor Peter Gregson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Professor Peter Gregson

8 State the nature of the transaction

Market purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

73

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of

14. Date and place of transaction

transaction

527p

7 January 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

73

16. Date issuer informed of transaction

7 January 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 8 January 2008

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 07-Jan-08
Number	PRNUK-0701

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AXEL ARENDT

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,297

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

144,593

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

PETER BYROM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MELANIE SIGNE BYROM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PETER BYROM 11,848

PETER BYROM & DENTON & CO TRUSTEES LTD 128,254

PETER BYROM A/C SMB 6,207

8 State the nature of the transaction

B SHARE CONVERSION

MELANIE SIGNE BYROM 660

9. Number of shares, debentures or financial instruments relating to shares acquired

1,074

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

148,043

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

59

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account

when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,445

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JAMES GUYETTE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,546

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

04/01/2008

257,698

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

ANDREW SHILSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

ANDREW SHILSTON

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,904

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

262,530

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VICTORIA ANNE SMITH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN SMITH 68,740

VICTORIA ANNE SMITH 3,161

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

527

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

72,428

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

CARL SYMON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

B SHARE CONVERSION

CARL SYMON

9. Number of shares, debentures or financial instruments relating to shares acquired

52

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,101

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

MIKE TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

GABRIELLE ANNE TERRETT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MIKE TERRETT 283,835

GABRIELLE ANNE TERRETT 9,951

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to

10. Percentage of issued class acquired (treasury shares of that class

shares acquired

2,147

should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

553p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

295,933

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the

shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

DR MICHAEL LLOYD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

DR MICHAEL LLOYD NIL

BARCLAYS STOCKBROKERS 55,258

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

169

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

553p 03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

55,427

16. Date issuer informed of transaction

04/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

JOHN FREDERICK RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

NON-CUMULATIVE REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF 0.1P EACH (B SHARES)

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN FREDERICK RISHTON

8 State the nature of the transaction

B SHARE ALLOTMENT IN LIEU OF DIVIDEND

9. Number of shares, debentures or financial instruments relating to shares acquired

15,028

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

0.1p

14. Date and place of transaction

03/01/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,028 B SHARES

16. Date issuer informed of transaction

04/01/2008

519 ORDINARY SHARES OF 20P EACH

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 07/01/2008

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:00 21-Dec-07
Number	PRNUK-2112

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

HELEN ALEXANDER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

In 3 above

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

HELEN ALEXANDER

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

506.279p

14. Date and place of transaction

19/12/2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,000

16. Date issuer informed of transaction

20/12/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 21/12/2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 14-Dec-07
Number	PRNUK-1412

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(i) only

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

In 3 above

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AXEL ARENDT

8 State the nature of the transaction

Exercise and subsequent sale of share option under the Rolls-Royce 1999 Executive Share Option plan

141,492 at 216p granted 26 March 2001

9. Number of shares, debentures or financial instruments relating to shares acquired

141,492

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

141,492

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

517.38

14. Date and place of transaction

13/12/2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

143,296

16. Date issuer informed of transaction

13/12/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 14/12/2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	10:00 31-Jan-08
Number	PRNUK-3001

Rolls-Royce Group plc ('the Company')

31 January 2008

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,821,619,980 ordinary shares of 20p each with voting rights

21,922,854,271 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,821,619,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	09:40 07-Jan-08
Number	PRNUK-0701

Rolls-Royce Group plc ('the Company')

7 January 2008

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure Rules and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,821,607,236 ordinary shares of 20p each with voting rights

21,922,854,271 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,821,607,236.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	ROLLS-ROYCE ANNOUNCES BOARD CHANGE
Released	16:00 06-Feb-08
Number	PRNUK-0602

6 February, 2008

ROLLS-ROYCE ANNOUNCES BOARD CHANGES

Rolls-Royce today announced that Carl Symon, a non-executive director and the Chairman of the Remuneration Committee, will retire from the Rolls-Royce Board at the conclusion of the Annual General Meeting to be held on 7 May 2008. Helen Alexander CBE, who joined the Board as a non-executive director in September 2007, will succeed Carl Symon as Chairman of the Remuneration Committee.

Announcing the changes, Rolls-Royce Chairman Simon Robertson said: 'I would like to thank Carl Symon for his considerable contribution over many years to Rolls-Royce through the application of his wide business experience and his skilful chairmanship of the Remuneration Committee. I am delighted that Helen Alexander has agreed to succeed Carl Symon as Chairman of the Remuneration Committee.'

Notes:

1. Carl Symon was appointed to the Rolls-Royce Board in 1999.

2. Helen Alexander joined the Rolls-Royce Board on 1 September 2007. She was appointed Chief Executive of the Economist Group in January 1997, having joined the company in 1984. She was Managing Director of The Economist Intelligence Unit from 1993 until the end of 1996. She is also a non-executive director of Centrica plc, a Trustee of the Tate Gallery and a governor of St Paul's Girls' School. She was awarded a CBE for services to publishing in 2004. She has an MBA from INSEAD. She is currently Chairman of PPA, the magazine trade association.

For further information contact:
Mark Alflatt
Director of Financial Communications
Rolls-Royce Group plc
Tel: +44 (0) 207 227 9164 Fax: +44 (0) 227 9178
Email: mark.alflatt@rolls-royce.com

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Final Results
Released	07:01 07-Feb-08
Number	PRNUK-0602

7 February 2008

ROLLS-ROYCE GROUP plc PRELIMINARY RESULTS 2007

Group Highlights

- Order book increased by 76 per cent to a record £45.9bn (2006 £26.1bn), with the Asia and Middle East order book more than doubling to £20bn in 2007.

- Group sales increased to £7,435m (£7,156m). Sales on an underlying basis* increased by six per cent to £7,817m.

- Services sales increased by nine per cent to £4,265m on an underlying basis.

- Profit before financing was £512m (2006 £693m).

- Underlying profit before taxation* increased 13 per cent to £800m (2006 £705m).

- Net cash inflow, before a special contribution of £500m into the UK pension schemes, was £562m (2006 £491m).

- Average net cash of £350m (2006 £150m), after reflecting the £500m pension scheme contribution.

- Shareholder payments for 2007 will in aggregate be 35 per cent higher than in 2006.

- Final payment to shareholders increased by 51 per cent to 8.96p per share (2006 5.92p per share), making a full year total of 13.00p per share (2006 9.59p per share).

* see note 2

Sir John Rose, Chief Executive, said:

'We have delivered a strong set of results in challenging conditions.

'The breadth of our product and service portfolio, our access to expanding global markets and our focus on productivity and efficiency give us confidence that Rolls-Royce will continue to deliver profitable growth.'

Group Overview

Summary

Rolls-Royce made strong progress in 2007, delivering underlying sales and profit growth across all its businesses and good cash flow despite the continuing challenges of a weak US dollar and increased unit costs. The

consistent strategy pursued by the Group over many years, has created a business which is delivering increasing predictability of future revenues as a result of the breadth of the portfolio, the access to growing global markets and the strength of the aftermarket.

Our access to growing international markets resulted in a strong order intake across all our businesses. By the end of the year, the order book had increased by 76 per cent to a record £45.9bn.

Sales increased by four per cent to £7,435m. Underlying sales grew by six per cent relative to 2006 after allowing for the benefit of our hedge policy.

Underlying profit before tax increased by 13 per cent to £800m (2006 £705m), reflecting increased trading profits across all our businesses. This was achieved despite a further 8 cent deterioration in the achieved US dollar rate, at a cost of £92m in 2007, and increased unit costs.

The published profit before tax reduced to £733m from £1,391m in 2006. The increase in operating profits is more than offset by reduced benefits from the unrealised fair value of derivative contracts, lower benefit from foreign exchange hedge reserve release and the recognition of past service costs for UK pension schemes, all of which are excluded from the calculation of underlying performance. This is explained further in note 2 on page 17.

Basic earnings per share were 33.67p (2006 57.32p) with underlying earnings per share increasing by 14 per cent to 34.06p (2006 29.81p).

We manage our exposure to the US dollar by long term hedging. We finished the year with a hedge book of around $9.4bn, representing approximately 2.6 years' cover at an average rate of 1.83 dollars to the pound. This cover gives us the time and opportunity to take mitigating action against further deteriorations in the achieved US dollar rate, through improving productivity and `dollarising' our cost base.

Increasing material costs, disruption due to facility moves and cost escalation in the external supply chain all contributed to an increase of seven per cent in our unit costs. In 2008 we anticipate that the result of our actions will reduce the rise in unit costs to between two and four per cent.

The Group has completed the restructuring of its UK defined benefit pension schemes. A £500m contribution into the UK schemes contributed to a significant reduction in the IAS 19 net deficit, which at the year-end had fallen to £123m. After making this payment and after increased investment in R&D, capital and IT, we generated a positive cash flow of £62m. This contributed to an improved average cash balance of £350m (2006 £150m), further strengthening the balance sheet.

In February 2007, we announced that we would be carrying out a financial review, the outcome of which is described in more detail below. Following the review, the Board has concluded that payments to shareholders should be rebased, resulting in an increase in payments for 2007 of 35 per cent with a full year payment of 13.00p per share.

The breadth of our order book

A good illustration of the strength of our strategy is the increasing breadth of our order book which is now well balanced between the Americas, Europe and Asia Pacific. The order book for Asia and the Middle East alone finished the year at the same level as the total value of our order book just four years ago. Almost 50 per cent of our order book is from outside the traditional markets of Europe and North America. In 2007 new orders were secured in a number of countries in which we had previously had little or no

presence.

Investing in products and services

We have continued to invest in new products and services, with the breadth of our portfolio protecting us from delays or setbacks on particular programmes. We launched three major engine programmes in 2007; for Dassault Aviation's new, super mid size Falcon business jet, for the Airbus A350XWB and for the Robinson R66 helicopter. These new programmes are targeting a share of an addressable market opportunity estimated to be worth $200bn over the next 20 years. Our presence on a wide range of programmes reduces our exposure to unforeseen developments on any one programme.

Our aftermarket continued to expand, with underlying service revenues increasing by nine per cent to £4,265m (2006 £3,901m). An increasing number of our customers are committing to long term service arrangements such as Mission Ready Management Solutions® and TotalCare®. To meet the demand, the service network was augmented with the opening of a new repair and overhaul facility in Germany with joint venture partner Lufthansa Technik AG. We also added an Operations Room in Dahlewitz, Germany, to support our global fleet of two-shaft engines.

Investing in technology

We have continued to invest in technology. In 2007, investment in research and development totalled £824m (2006 £747m), of which we funded around 55 per cent and we expect the ongoing level of R&D cash spend by the business to continue at around five per cent of sales. A key milestone in 2007 and a reflection of the increasingly international nature of our research activity was the decision by the United States Air Force to select Rolls-Royce for ADVENT (Adaptive Versatile Engine Technology) and HEETE (Highly Efficient Embedded Turbine Engine), two major new programmes which will deliver the next generation of technologies for advanced propulsion systems.

In the course of the year, we further extended our research capability by opening two new University Technology Centres at Bristol University and Karlsruhe in Germany and entering into a technology partnership with Birmingham University to develop casting technologies.

Increasing productivity and efficiency

We are simplifying our organisation, improving productivity and efficiency and developing an organisation that reflects the truly global nature of our business. The programme to renew our UK factories was completed in 2007, and in November we announced plans to open two new aero engine assembly facilities in Singapore and Virginia. Simplification and rationalisation of our international supply chain continued, with resulting performance improvements. As part of our drive to improve efficiency, we announced earlier this year proposals to reduce by 2,300 the number of people employed in our support activities. Over the last twelve months, we have created 2,500 jobs in the operational areas of the business and maintained our recruitment of apprentices and graduates. We will continue to access the key skills we need in line with the development of the business.

Strategic financial review

In 2007, the Group's revised pension fund strategy was successfully implemented with the £500m special contribution into the UK pension schemes, together with a commitment to increase contributions in the future. The pension funds' investment strategy was also changed to shift asset allocation away from equities and to reduce the exposure to inflation and interest rate changes.

In February 2007, the Group committed to undertake a review of its

financial strategy focusing on the manner and scale of payments to shareholders and taking into account the restructuring of the UK pension schemes, the importance of retaining a strong balance sheet and the investment needs of the Group. The review has coincided with changes in global capital markets and the increasing risk of global growth slowing.

We continue to believe that a strong balance sheet will remain essential for a long-term business such as ours. The Group has to compete against large competitors on programmes where returns are measured over decades and where the Group's competitive advantage depends on its ability to make substantial investments and long-term commitments to customers, not always at a time of our choosing. Financial flexibility in periods of uncertainty is desirable especially as there may be opportunities to develop the business further. Following the review, the Board has concluded that the overall strength of the business and its future prospects support a significant increase in the payment to shareholders.

It is therefore intended to increase cash returns to shareholders by increasing the annual shareholder payment by 35% over the 2006 level. Subject to the Group's future financial position and growth in earnings we would expect payments to shareholders to increase progressively.

In addition the Company will, for payments relating to 2008 onwards, remove the current option to convert the payments into ordinary shares, as explained further on page 11. The existing B Share scheme will be replaced by a C share scheme, which is tax efficient for the Company, under which shareholders may choose to retain C shares or redeem them for cash. As a consequence, the ongoing cash cost of shareholder payments is expected to increase in future years.

Prospects

The Group operates in a competitive and challenging environment. Our strong focus on productivity and efficiency, our broad product and service portfolio and our access to growing global markets give us confidence that in 2008 the business will continue to deliver profitable growth and positive cash flow.

Enquiries:

Mark Alflatt
Director of Financial Communications

Nicky Louth-Davies
Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.rolls-royce.com and www.cantos.com.

Photographs are available at www.newscast.co.uk

Visit www.thenewsmarket.com/rolls-royce to download broadcast-standard video or order a Beta SP tape of Rolls-Royce products, services and facilities.

REVIEW OF 2007 BY BUSINESS SECTOR[1]

Civil Aerospace

Order book: £35.9bn (2006: £20.0bn)

Engine deliveries: 851 (2006: 856)

Underlying sales: £4,038m (2006: £3,907m)

Underlying aftermarket services sales: £2,554m (2006: £2,310m)

Underlying profit before financing: £564m (2006: £519m)

The Civil Aerospace business portfolio continues to expand, covering a broad range of aircraft across all sectors from corporate and regional to the largest wide-body aircraft.

Highlights of the Year

- The Trent 1000 for the Boeing B787 was certified on schedule in August.
- 11 customers selected the Trent XWB for a total of more than 600 engines.
- Dassault selected the RB282 to power its next generation business jet.
- The Trent 900 entered service on the Airbus A380 with Singapore Airlines.
- Orders were received for almost 1,200 Trent engines across the six variants.
- 194 new customers signed up to CorporateCareâ service agreements.

The Civil business achieved a record year-end order book of £35.9bn after securing new orders worth more than £20bn. The current order book of more than 2,000 Trent engines provides assurance of revenues for many years to come.

Almost 1,200 Trent engines were ordered in 2007 across all six Trent variants as we continued to broaden the customer base with 25 new customers from 20 countries. International Aero Engines also secured orders for more than 660 engines, valued at £3bn, maintaining a strong market position on the Airbus A320 family of aircraft.

The first Airbus A380, powered by the Trent 900, entered service with launch customer, Singapore Airlines, in October. The expansion of the Civil portfolio continued with the launch of two new programmes, the Trent XWB for the A350XWB and the RB282, for the Dassault Falcon.

Civil engine deliveries, at 851, were similar to 2006, with lower Trent deliveries offset by increased deliveries to the corporate and regional sectors. As a result of this mix change, underlying revenues from original equipment deliveries contracted by seven per cent in the year.

Civil fleet flying hours rose by five per cent compared with 2006, supported by an increased installed fleet and continued high levels of utilisation. Underlying services revenues increased by 11 per cent to £2.6bn, representing 63 per cent of civil aerospace revenues. More than 55 per cent of our modern jet engine fleet is now covered by TotalCareâ or CorporateCareâ service agreements.

Defence Aerospace

Order book: £4.4bn (2006:£3.2bn)

Engine deliveries: 495 (2006: 514)

Underlying sales: £1,673m (2006: £1,601m)

Underlying aftermarket services sales: £877m (2006: £853m)

Underlying profit before financing: £199m (2006: £193m)

The Defence Aerospace business provides engines and support across all the major sectors of the defence market. With over 20,000 engines in service worldwide it has the broadest customer base of any of its peers.

Highlights of the year

- The AE2100 was selected for the US military Joint Cargo Aircraft, the C- 27J.
- Good progress on development programme milestones for the F136 and 2008 funding confirmed.
- The EJ200 engine and support contract for the Royal Saudi Air Force Eurofighter programme was finalised.
- The Group was selected by the US Air Force to participate in two research programmes totalling $315m.
- New service contracts were secured totalling more than $500m.

2007 was another year of good progress for all Defence Aerospace's sectors.

It was an important year for the business' combat programmes. The contract to supply EJ200 engines and in service support for the Royal Saudi Air Force fleet of Eurofighter jets was concluded, contributing almost £1 billion to the order book.

The collaborative F136 engine, for the F-35 Lightning II (Joint Strike Fighter), was awarded full 2008 funding of $480m by the US Department of Defense (DoD), and performed strongly on both testing and milestone delivery. The LiftSystem for the STOVL variant, F-35B, was installed on the test aircraft with its first flight scheduled for the first half of 2008.

Rolls-Royce was selected to participate in two US Air Force technology programmes, ADVENT and HEETE, worth $315m in total. Our selection reinforces the strong position the Group's technological expertise has established with the US DoD. In addition, the RR300 engine for the new R66 Robinson helicopter programme was launched during the year.

The collaborative TP400-D6 engine programme for the A400M, though challenging, made significant progress with the delivery of the engine for the flying test bed programme. Incremental development costs of £40m associated with the programme have been provided for in the year.

For the defence business as a whole the benefits of improved trading and a number of one-offs, both positive and negative, contributed to an overall improvement in underlying profits.

New service contracts totalling more than $500m were signed during the year. These included agreements with the US DoD for the AE2100 and the US Navy for the Adour.

Marine

Order book: £4.7bn (2006: £2.4bn)

Underlying sales: £1,548m (2006: £1,299m)

Underlying aftermarket services sales: £545m (2006: £487m)

Underlying profit before financing: £113m (2006: £101m)

Rolls-Royce is a world leader in the provision of marine propulsion systems, offering a unique set of products and services for the naval and commercial sectors. Marine services support power systems installed on more than 20,000 vessels, including those with 70 navies.

Highlights of the year

- The business won its largest contract for offshore vessels to date, worth £155m.
- MT30 generator sets were selected by the US Navy to power the DDG 1000.
- A £1bn service contract was signed with the UK Ministry of Defence (MoD) to support the power plants of the UK's nuclear submarine fleet.
- The global service network was expanded with the addition of a number of new service centres.

There was sustained order activity across the commercial and offshore sectors including Marine's largest offshore order to date worth £155m, for service vessels to be operated by OSM Schiffahrt.

During the year, Rolls-Royce was selected to power the US Navy's most advanced surface combatant ship, the DDG-1000 Zumwalt Class destroyer. Four MT30 gas turbine generator sets will provide power for two of these new vessels.

China and South East Asia account for the major part of the world's merchant shipbuilding market. New business in China included record orders for over 700 ship sets of steering gear and 300 ship sets of deck equipment, confirming our position as market leader in the merchant sector.

A 10-year support contract was signed with the UK Ministry of Defence for the nuclear power plant systems for the current fleet of 13 Swiftsure, Trafalgar and Vanguard class submarines and the new Astute class submarines when they enter service.

Rolls-Royce has taken steps to consolidate its nuclear capability in order to assess the opportunities open to the Group in the global civil nuclear market.

Underlying sales increased in all parts of the Marine business with the main drivers of growth coming from offshore and sales of our Bergen diesel products. Underlying profits grew during the year despite slightly lower trading margins, due mainly to an increasing original equipment mix and some programme provisions. Increasing volumes and mix benefits will contribute to good margin growth in 2008 leading to an acceleration in underlying profit growth.

Underlying service revenues grew strongly by 12 per cent over 2006 and the service capability of the business was further extended with the acquisition of Seaworthy Systems Inc and the establishment of a number of new support centres in Singapore, Rio de Janeiro, Rotterdam and the US.

Energy

Order book: £0.9bn (2006: £0.5bn)

Engine deliveries: 32 (2006: 44)

Underlying sales: £558m (2006: £546m)

Underlying aftermarket services sales : £289m (2006: £251m)

Underlying profit before financing: £5m (2006: loss £18m)

The Energy business supplies a wide range of gas turbine packages and reciprocating engines to the worldwide oil & gas and power generation markets, with equipment operating in more than 120 countries.

Highlights of the year

- The business won its largest single contract to date, for the maintenance of RB211 gas turbines for BP.
- Record order intake for the Industrial Trent.
- The Avon 200 upgrade was received well, with orders for 19 upgrades in the first year.
- Services revenues continued to grow strongly, representing more than 50 per cent of sales.

The oil & gas and power generation markets have remained robust in 2007. Overall the Energy business won a record amount of new business in the year, increasing the order book to more than £850m by the year end. Orders included a £120m TotalCare® service agreement with BP for the maintenance of 28 industrial RB211 gas turbines in Azerbaijan, our largest ever order in the oil & gas sector.

The Industrial Trent continued to gain market position, winning record orders for 11 units from Europe, Chile, Australia including five units from the US. This progress supports our confidence in the outlook for the power generation sector of the market.

The Avon 200, an upgrade programme delivering increased fuel efficiency and output, proved successful in its first year with orders for 19 unit upgrades.

Our focus on service delivery has contributed to order intake doubling over the last three years. Dedicated service centres in Brazil, the UK and Azerbaijan bring our key skills and knowledge closer to our customers and strengthen our competitive position.

Underlying revenues were broadly flat with a reduction in original equipment revenues balanced by increased aftermarket revenues. Strong underlying revenue growth is expected in 2008 as new business is delivered. Underlying Services revenues increased by 15 per cent, primarily in the oil & gas sector, and underlying service revenues accounted for 52 per cent of total sales of the Energy business.

Underlying profits improved significantly in the year largely due to the net benefit of £18m of fee income, principally relating to increased technology fees, and improved trading. These factors more than offset increases of £10m, for restructuring costs, and an additional £3m investment in the fuel cells development programme.

FINANCIAL REVIEW - 2007 PERFORMANCE

The firm and announced order book, at constant exchange rates, was £45.9bn (2006 £26.1bn). Aftermarket services included in the order book totalled £13.1bn (2006 £9.9bn).

Sales increased by four per cent, compared with 2006, at £7,435m (2006 £7,156m). Sales on an underlying basis grew by six per cent. Payments to industrial Risk and Revenue Sharing Partners (RRSPs), charged in cost of sales, amounted to £199m (2006 £162m).

Gross research and development investment was £824m (2006 £747m). Net research and development investment charged to the income statement was £381m (2006

£370m) after net capitalisation of £73m (2006 £25m) on development programmes in 2007. Receipts from RRSPs in respect of new programme developments, shown

as other operating income, were £50m (2006 £57m).

Restructuring costs of £52m (2006 £47m) were charged within cost of sales.

The taxation charge was £133m (2006 £397m). The taxation charge on an underlying basis was £193m, representing 24 per cent of underlying profit before tax. (2006 £190m, representing 27 per cent of underlying profit before tax). The underlying rate is affected by the geographical mix of profits, changes in legislation and the benefit of research and development tax credits. The 2008 underlying tax rate is anticipated to increase to around 26 per cent.

Underlying profit before tax was £800m (2006 £705m). Underlying earnings per share increased by 14 per cent, to 34.06p (2006 29.81p) (see note 4).

Investment in intangibles was £296m (2006 £225m) and included £37m (2006 £64m) on recoverable engine costs, £91m (2006 £41m) for capitalised development costs and a further £129m (2006 £91m) on certification costs and participation fees.

The continued expansion and replacement of operational facilities and investment in plant and equipment led to total investment in tangible assets in the year of £304m (2006 £303m).

Working capital reduced by £291m during the year reflecting financial working capital, lower by £650m, more than offsetting increased inventory of £359m. Inventory increased in the year to support growth across all businesses and to minimise disruption during the transition to new operational facilities.

The cash inflow during the year was £562m (2006 £491m) before the special contribution of £500m into the UK defined benefit pension schemes. Continued growth in underlying profits and good cash conversion was supported by further increases in customer deposits and progress payments in the year, increasing by £332m, and a benefit of £41m from year-end currency revaluations. Total cash investments of £598m in plant and equipment and intangible assets and payments to shareholders of £97m represented the major cash outflows in the period. Tax payments increased in the year to £71m (2006 £25m).

As a consequence average net cash was £350m (2006 £150m). The net cash balance at the year-end was £888m (2006 £826m). The Group's cash inflow in 2008 is expected to be lower than 2007 due to the impact of increased taxes, higher ongoing pension charges and increased payments to shareholders.

Provisions were £301m (2006 £335m). Provisions carried forward in respect of potential customer financing exposure amounted to £44m at the year-end (2006 £98m).

The overall net position of assets and liabilities on the balance sheet for TotalCare packages was an asset of £550m (2006 £393m), which includes new agreements, timing of overhauls and changes in foreign exchange rates.

There were no material changes to the Group's gross and net contingent liabilities in 2007 (see note 9).

Net post-retirement benefit deficits, on an IAS 19 basis, were £123m (2006 £995m) after accounting for the £500m special contribution in the year. After taking account of deferred taxation, net post-retirement benefit deficits were £88m (2006 £681m) (see note 10).

The proposed final payment to shareholders is equivalent to 8.96 pence per ordinary share (2006 final payment 5.92p), making a total payment for the year of 13.00 pence (2006 9.59p). The final payment is payable on July 1, 2008 to shareholders on the register on March 7, 2008. The final day of trading with

entitlement to B shares is March 4, 2008.

The Directors propose that the 2007 final payment to shareholders will be made by way of a further issue of B shares using the existing B share process. It is then intended to create a new class of shares to be called C shares, which will be redeemable for cash, and the Directors intend that payments thereafter will be made by the issue of C shares, commencing with the 2008 interim payment to shareholders.

The principal difference between B shares and C shares is that the C shares will not carry an option to convert into ordinary shares. The Company plans to arrange with its Registrar for a scheme to enable shareholders to reinvest their payments in a market purchase of ordinary shares. For those shareholders who retain their C shares, a C share dividend at a rate of 75% of the London Inter Bank Offered Rate will be payable half yearly in arrears. Full details of this proposal, and a resolution seeking shareholder approval, will be included in the Notice convening the 2008 Annual General Meeting.

At the proposed full year level, the cash cost of the shareholder payment would be approximately £237m compared to around £90m to £100m based on recent experience of the B Share scheme and take up of the scrip option.

Consolidated income statement
For the year ended December 31, 2007

	Notes
Revenue	3
Cost of sales	
Gross profit	
Other operating income	
Commercial and administrative costs	
Research and development costs	
Share of profit of joint ventures	
Operating profit	
(Loss)/profit on sale or termination of businesses	
Profit before financing	3
Financing income	5
Financing costs	5
Net financing 1	
Profit before taxation 2	2/3
Taxation - UK 3	
Taxation - Overseas 3	
Profit for the year	
Attributable to:	
Equity holders of the parent	
Minority interests	
Profit for the year	
Earnings per ordinary share 4	
Basic	4
Diluted	4
Payments to shareholders	

1 Net interest payable 5

2 Underlying profit before taxation 2/3

3 The taxation charge is reduced by a credit of £35m as a result of the reduction the UK and Germany - see note 4.

4 Underlying earnings per share are shown in note 4.

* During the year the Group has reviewed the classification of costs. As a result commercial and administrative costs in 2006 have been reclassified as cost of s

Consolidated balance sheet
At December 31, 2007

	Notes
ASSETS	
Non-current assets	
Intangible assets	6
Property, plant and equipment	
Investments - joint ventures	
Other investments	
Deferred tax assets	
Post-retirement scheme surpluses	10
Current assets	
Inventory	
Trade and other receivables	
Taxation recoverable	
Other financial assets	
Short-term investments	
Cash and cash equivalents	
Assets held for sale	
Total assets	
LIABILITIES	
Current liabilities	
Borrowings	
Other financial liabilities	
Trade and other payables	
Current tax liabilities	
Provisions	
Non-current liabilities	
Borrowings	
Other financial liabilities	
Trade and other payables	
Deferred tax liabilities	
Provisions	
Post-retirement scheme deficits	10
Total liabilities	
Net assets	
EQUITY	
Capital and reserves	
Called-up share capital	

Share premium account
Capital redemption reserves
Transition hedging reserve
Other reserves
Retained earnings
Equity attributable to equity holders of the parent 8
Minority interests
Total equity

* Progress payments received against other inventory in the prior year (£398m) have been included within trade and other payables. Post-retirement schemes surpluses (£22m), netted against post-retirement scheme deficits in the prior year have been separately disclosed.

Consolidated cash flow statement
For the year ended December 31, 2007

Reconciliation of cash flows from operating activities
Profit before taxation
Share of profit of joint ventures
Loss/(profit) on sale or termination of businesses
Loss/(profit) on sale of property, plant and equipment
Net interest payable
Net post-retirement scheme financing
Net other financing
Taxation paid
Amortisation of intangible assets
Depreciation of property, plant and equipment
Decrease in provisions
Increase in inventories
Increase in trade and other receivables
Increase in trade and other payables
Decrease in other financial assets and liabilities
Additional cash funding of post-retirement schemes
Share-based payments charge
Transfers of hedge reserves to income statement
Dividends received from joint ventures
Net cash inflow from operating activities

Cash flows from investing activities
Additions of unlisted investments
Additions to intangible assets
Disposals of intangible assets
Purchases of property, plant and equipment
Disposals of property, plant and equipment
Acquisition of businesses
Disposals of businesses
Investments in joint ventures
Disposals of joint ventures
Net cash outflow from investing activities

Cash flows from financing activities
Borrowings due within one year - repayment of loans
Capital element of finance lease payments
Net cash outflow from decrease in borrowings
Interest received
Interest paid

Interest element of finance lease payments
(Increase)/decrease in government securities and corporate bonds
Issue of ordinary shares
Purchase of own shares
Other transactions in own shares
Redemption of B Shares
Net cash outflow from financing activities

(Decrease)/increase in cash and cash equivalents
Cash and cash equivalents at January 1
Foreign exchange
Net cash of businesses acquired
Cash and cash equivalents at December 31

* Increase in inventories and increase in trade and other payables in the prior year have been restated from (£136m) and £789m respectively to reflect progress payments received from other inventory being included within trade and other payables.

Reconciliation of increase in cash and cash equivalents to

movements in net funds
(Decrease)/increase in cash and cash equivalents
Cash outflow/(inflow) from increase/(decrease) in government securities and corporate bonds
Net cash outflow from decrease in borrowings
Change in net funds resulting from cash flows
Net funds of businesses acquired
Exchange adjustments
Fair value adjustments
Movement in net funds
Net funds at January 1 excluding the fair value of swaps
Net funds at December 31 excluding fair value of swaps
Fair value of swaps hedging fixed rate borrowings
Net funds at December 31

The movement in net funds (defined by the Group as including the items shown below) is as follows:

	At January 1, 2007	Cash flow	Exchange adjustments
	£m	£m	£m
Cash at bank and in hand	757	465	43
Overdrafts	(14)	(11)	-
Short-term deposits	1,428	(794)	(2)
Cash and cash equivalents	2,171	(340)	41
Investments	34	6	-
Other borrowings due within one year	(379)	350	-
Borrowings due after one year	(983)	-	-
Finance leases	(14)	5	-
	829	21	41
Fair value of swaps hedging fixed rate borrowings	(3)	-	-
	826	21	41

Consolidated statement of recognised income and expense
For the year ended December 31, 2007

Foreign exchange translation differences from foreign operations
Net actuarial gains
Transfers from transition hedging reserve
Related tax movements
Change in rates of corporation tax (see note 4)
Net income recognised directly in equity
Profit for the year
Total recognised income and expense for the year

Attributable to:
Equity holders of the parent
Minority interests
Total recognised income and expense for the year

1. Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU in accordance with EU law (IAS Regulation EC 1606/2002).

The financial information set out above does not constitute the company's statutory accounts for the years ended December 31, 2007 or 2006. Statutory accounts for 2006 have been delivered to the registrar of companies, and those for 2007 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Underlying performance

The Group seeks to present a measure of underlying performance that excludes items considered to be non-underlying in nature.

Underlying sales exclude the release of the foreign exchange transition hedging reserve and reflect the achieved US dollar exchange rate arising on settled derivative contracts.

Underlying profit before financing includes amounts realised from settled derivative contracts - these primarily relate to the Civil aerospace business - and excludes the past-service post-retirement cost that occurred in 2007.

In addition, underlying profit before tax excludes the unrealised amounts arising from revaluations required by IAS 32 and IAS 39 and the net impact of financing costs related to post-retirement schemes.

Underlying profit adjustments:

	2	
	Profit before financing £m	Pro before
As reported	512	
Release of transition hedging reserve	(149)	(
Realised gains on settled derivative contracts	415	
Net unrealised fair value changes to derivative contracts	-	(
Effect of currency on contract accounting	(76)	
Revaluation of trading assets and liabilities	-	

Financial RRSPs - foreign exchange differences and changes in forecast payments	-
Net post-retirement scheme financing	-
Post-retirement schemes - past service costs *	130
Total underlying adjustments	320
Underlying	832

* As part of its ongoing discussions with the Trustees of its UK pension schemes, the Group agreed to reflect changes in HM Revenue & Customs practice and increase the size of the lump sum payment retirees are able to receive by commuting part of the pension. Like many other employers, the Group has also increased the amount of the lump sum payment for the pension commuted. Updating the commutation arrangements to reflect these factors increases the post-retirement liability by £100m.

The Group has also agreed a 2% discretionary increase applicable to pensions that do not benefit from any guaranteed increase, which increases the liability by £30m.

3. Analysis by business segment

	2007
	£m
Revenue	
Civil aerospace	3,718
Defence aerospace	1,636
Marine	1,542
Energy	539
	7,435

			2007
		Underlying adjustments	Underlying results
	£m	£m	£m
Profit before financing			
Civil aerospace	308	256	564
Defence aerospace	170	29	199
Marine	91	22	113
Energy	(8)	13	5
Central items	(49)	-	(49)
	512	320	832
Net financing	221	(253)	(32)
Profit before taxation	733	67	800
Taxation	(133)	(60)	(193)
Profit for the year	600	7	607
Minority interests	6	-	6
Profit attributable to equity holders of the parent	606	7	613

	2007
	£m
Net assets/(liabilities)	
Civil aerospace	2,468
Defence aerospace	(172
Marine	563
Energy	370
Net tax liabilities	(445
Net unallocated post-retirement scheme deficits	(123
Net funds	888

3,549

	2007
Group employees at year end	
Civil aerospace	23,200
Defence aerospace	5,700
Marine	8,000
Energy	2,600
	39,500

4. Earnings per ordinary share (EPS)

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of £606m (2006 £998m) by 1,800 million (2006 1,741 million) ordinary shares, being the average number of ordinary shares in issue during the year, excluding own shares held under trust, which have been treated as if they had been cancelled.

Underlying EPS has been calculated as follows:

	Pence
EPS / Profit attributable to equity holders of the parent	33.67
Release of transition hedging reserve	(8.28)
Realised gains on settled derivative contracts	23.33
Net unrealised fair value changes to derivative contracts	(13.94)
Effect of currency on contract accounting	(4.22)
Revaluation of trading assets and liabilities	0.56
Financial RRSPs - foreign exchange differences and changes in forecast payments	0.72
Net post-retirement scheme financing	(1.67)
Post-retirement schemes - past service costs (see note 2)	7.22
Related tax effect	(1.39)
Change in rates of corporation tax *	(1.94)
Underlying EPS / Underlying profit attributable to equity holders of the parent	34.06

* During 2007, changes in the rates of UK and German corporation tax were substantively enacted. The above adjustment represents the reduction in deferred tax liabilities reflected in the income statement as a result of these changes. Where deferred tax has previously been charged or credited to the statement of recognised income and expense or directly to equity, the related deferred tax adjustments have been included in those statements respectively.

Diluted EPS of 32.97 pence per share (2006 55.14 pence) is calculated by dividing the profit attributable to ordinary shareholders of £606m (2006 £998m) by 1,838million (2006 1,810 million) ordinary shares, being 1,800 million (2006 1,741 million) as above, adjusted by the bonus element of existing share options of 38 million (2006 69 million).

5. Net financing

	£m	Un f
Financing income		
Interest receivable	83	
Fair value gains on foreign currency contracts	215	
Financial RRSPs - foreign exchange differences and changes in forecast payments	-	

Fair value gains on commodity derivatives	36
Expected return on post-retirement scheme assets	384
Other financing income	-
	718
Financing costs	
Interest payable	(89)
Financial RRSPs - foreign exchange differences and changes in forecast payments	(13)
Financial charge relating to financial RRSPs	(26)
Interest on post-retirement scheme liabilities	(354)
Net foreign exchange gain losses	(15)
	(497)
Net financing	221
Analysed as:	
Net interest payable	(6)
Net post-retirement scheme financing	30
Net other financing	197
Net financing	221

6. Intangible assets

	Goodwill £m	Certification costs and participation fees £m	Development expenditure £m
Cost:			
At January 1, 2007	735	374	422
Exchange adjustments	59	1	-
Additions	-	129	91
On acquisition of business	7	-	1
Disposals	-	-	-
At December 31, 2007	801	504	514
Accumulated amortisation and impairment:			
At January 1, 2007	-	143	132
Provided during the year (charged to cost of sales)	-	7	18
At December 31, 2007	-	150	150
Net book value at December 31, 2007	801	354	364
Net book value at December 31, 2006	735	231	290

7. Other financial assets and liabilities

The carrying values of other financial assets and liabilities are as follows:

			2007
	Assets £m	Liabilities £m	Net amount £m
Foreign exchange contracts	433	(54)	379
Commodity contracts	39	-	39
	472	(54)	418
Financial RRSPs	-	(315)	(315)
Interest rate contracts	42	(3)	39
B Shares	-	(16)	(16)
	514	(388)	126

Foreign exchange and commodity financial instruments

Movements in the fair value of foreign exchange and commodity contracts are as follows:

	Foreign exchange	Comm
	£m	
At January 1	554	
Fair value changes to fair value hedges	(6)	
Fair value changes to derivative contracts	215	
Fair value relating to contracts settled	(384)	
At December 31	379	

Financial risk and revenue sharing partnerships (RRSPs)

Movements in the recognised value of RRSPs are as follows:

At January 1
Cash paid to partners
Exchange adjustments direct to reserves
Financing charge *
Excluded from underlying profit *
Exchange adjustments
Restructuring of financial RRSP agreements and changes in forecast payments
At December 31

* Total amounts included within finance in the income statement are £39m charge (2006 £12m credit).

8. Share capital and reserves

Equity attributable to equity holders of the parent
At January 1
Total recognised income and expense attributable to equity holders of the parent
Arising on issue of ordinary shares
Issue of B shares
Conversion of B shares into ordinary shares
Own shares purchased
Own shares vesting in share-based payment plans
Share-based payments adjustment
Related tax movements - current tax
- deferred tax
Change in corporation tax rates (see note 4)
At December 31

9. Sales financing contingent liabilities

In connection with the sale of its products the Group will, on some occasions, provide financing support for its customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio.

The Group reports contingent liabilities on a discounted basis. As the directors consider the likelihood of these contingent liabilities crystallising to be remote, this amount does not represent a present value. However, the amounts are discounted at the Group's borrowing rate to reflect the time span over which these exposures could arise. The contingent

liabilities are denominated in US dollars. As the Group does not adopt hedge accounting, this amount will be reported, together with the sterling equivalent at the reporting date spot rate.

The discounted value of the total gross contingent liabilities relating to delivered aircraft and other arrangements where financing is in place, less insurance arrangements and relevant provisions, at December 31, 2007 amounted to $1,227m, £616m, (2006 $1,109m, £566m). Taking into account the net realisable value of the relevant security, the discounted value of the net contingent liabilities amounted to $279m, £140m, (2006 $243m, £124m). Sensitivity calculations are complex, but for example, if the value of the relevant security were reduced by 20 per cent, a net contingent liability with a discounted value of approximately $434m, £218m, (2006 $361m, £184m) would result. There are also net contingent liabilities in respect of undelivered aircraft, but it is not considered practicable to estimate these as deliveries can be many years in the future, and the relevant financing will only be put in place at the appropriate time.

10. Pensions and other post-retirement benefits

As previously announced, during 2007 the Group has reached agreement with the members and trustees of its three main UK defined benefit pension schemes on the closure of the schemes to new employees and a change of investment strategy to reduce the volatility of funding levels by achieving progressively a better match between assets and liabilities.

As a result of these agreements, special contributions totalling £500m have been paid to the schemes during 2007 and the implementation of revised lower risk investment strategies is largely complete across all three schemes.

After taking account of deferred tax, the net post-retirement benefits position was a deficit of £88m (2006 £681m).

Movements in the net post-retirement position recognised in the balance sheet are as follows:

	UK s
At January 1, 2007	
Exchange adjustments	
Current service cost	
Past service cost	
Interest on post-retirement scheme liabilities	
Expected return on post-retirement scheme assets	
Contributions by employer	
Net actuarial gains	
Movement on unrecognised surplus *	
At December 31, 2007	
Analysed as:	
Post-retirement scheme surpluses - included in non-current assets	
Post-retirement scheme deficits - included in non-current liabilities	

* Where a surplus has arisen on a scheme, in accordance with IAS 19, the surplus is recognised as an asset only if it represents an unconditional economic benefit available to the Group in the future. Any surplus in excess of this benefit is not recognised in the balance sheet. Surpluses have arisen on the UK schemes in 2007, largely as a result of differences between the actuarial and IAS 19 valuation assumptions.

11. Share-based payments

In accordance with IFRS 2, a charge of £36m (2006 £36m) relating to the fair value of share-based payment plans granted since November 7, 2002 is included in the income statement.

----

[1] Commentaries relate to underlying sales and profits unless specifically noted

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Fourth Quarter Review - 2007
Released	10:44 08-Jan-08
Number	PRNUK-0801

8 January, 2008

QUARTERLY NEWS REVIEW FROM ROLLS-ROYCE:

FOURTH QUARTER, 2007

In the final quarter of 2007, Rolls-Royce continued to expand its global capability, announcing its investment in new aero engine facilities in Singapore and Virginia, US. The Group also demonstrated the strength of its broad product and services portfolio, announcing major orders in 13 countries.

The investment in new capability in Singapore and the US results from the Group's increasing global expansion and its growing worldwide customer base. The facilities will be closer to customers in two of the largest and fastest-growing aerospace markets.

Rolls-Royce also reached agreement with pension fund members and trustees on its strategy to reduce overall deficits in its three main UK defined benefit pension schemes. Special contributions totalling £500 million were paid and the implementation of the revised lower risk investment strategies is largely complete.

The Group's strong position in key global markets was also illustrated in the Middle East with $10 billion worth of business announced by Emirates Airline, Dubai Aerospace Enterprise and Yemenia at the Dubai Airshow in November.

During the quarter, the civil aerospace business won orders for the Trent XWB engine to power up to 200 Airbus A350 XWB aircraft, and the Trent 700 maintained its position as the engine of choice on the Airbus A330, with three further airline orders.

The defence aerospace business benefited from the agreement of the Salam government-to-government contract covering the sale and support of 72 Eurofighter Typhoon aircraft for the Royal Saudi Air Force. Rolls-Royce is the prime contractor for the EJ200 engines on behalf of the EUROJET consortium. The value of the EJ200 engines and their support is expected to be up to £1 billion.

The offshore marine business increased the value of its largest contract from Nordcapital to £155 million with a further four UT Design deep water anchor handling vessels, incorporating a range of Rolls-Royce marine equipment, worth a total of £72 million. This followed a June 2007 contract worth £83 million for Designs and equipment.

The energy business also recorded its largest ever contract, with a £120 million TotalCare services agreement with BP for the maintenance of 28 RB211 gas turbines operating onshore and offshore in Azerbaijan. The agreement extends an existing contract until 2016.

Services continued to perform well during the quarter, with TotalCare agreements signed with Singapore Airlines, for the Trent 900 powering its

Airbus A380s, Yemenia for Trent 700s powering its A330s, and Emirates Airline, worth $340 million for the Trent 500s powering its A340-500s.

In addition, the US Navy has renewed its F405 (Adour) engine services contract with Rolls-Royce for the fifth year to provide support for the T-45 training aircraft. The contract is worth $66 million.

Business highlights:

Civil Aerospace

* Airbus A380 launch customer, Singapore Airlines, took delivery of the first of its new Trent 900-powered double-deck aircraft on 15 October. Ten days later, the aircraft began commercial operations on the high-density Singapore-Sydney route. The airline also signed a TotalCare services agreement, extending to 2021, for support of its Trent 900s.

* New customers for the Trent XWB include Emirates Airline, Hawaiian Airlines, China Airlines, Yemenia Yemen Airways, ILFC and the aircraft leasing arm of Dubai Aerospace Enterprise (DAE). The value of these engines at list prices is in excess of $8 billion. Emirates and Yemenia also signed TotalCare long-term services agreements.

* The Trent 700 maintained its position as the engine of choice on the Airbus A330 with new customers Hawaiian Airlines and leasing company, Aircastle, both of which ordered engines to power six aircraft. Cathay Pacific selected the Trent 700 for its fleet of eight additional A330s due for delivery from 2010.

* LAN Airlines S.A. became another new customer for the Trent, when it selected the Trent 1000 to power a fleet of up to 41 Boeing 787s, with deliveries due to begin in 2012. The order, worth over $2.4 billion, also includes TotalCare.

* The first Rolls-Royce test facility of its kind outside the UK - a new outdoor jet engine testing facility at the National Aeronautics and Space Administration's John C. Stennis Space Center in Mississippi - has been opened formally. It will be used to test development Trent 1000 and Trent 900 engines, being developed for the Boeing 787 Dreamliner and Airbus A380 respectively.

* The V2500, produced by International Aero Engines, in which Rolls-Royce is a senior partner, received an order from US Airways for engines to power a new fleet of up to 153 A320-family aircraft. The value of the business to Rolls-Royce was $400 million at list prices.

Defence

* The US Defense Department's Fiscal 2008 Budget includes full funding at a level of $480 million for the GE Rolls-Royce Fighter Engine Team F136 engine for the F35 Lightning II Joint Strike Fighter. An engine is undergoing successful tests at the US Air Force Arnold Engineering Development Center and a second test engine has been installed at a new GE testing facility near Cincinnati, US. Earlier in 2007, the F136 reached 500 hours of full-engine testing.

* The first System Development and Demonstration flight test LiftFan was successfully installed and mounted into the first F-35 Lighting II Joint Strike Fighter STOVL aircraft, dubbed the BF-1, during December. The BF-1 is scheduled to make its first flight in 2008. Rolls-Royce is under contract to Pratt & Whitney for the development of the LiftSystem components of the F135 STOVL Propulsion System and ensure interchangeability with the F136 engine.

* The Hercules Integrated Operational Support (HIOS) contract has reached an important milestone with the changeover to the incentivised 'availability' phase for the RAF Hercules fleet. This will enhance the number of mission-capable aircraft at the front-line. Rolls-Royce is a partner in HIOS, alongside the UK Ministry of Defence, Marshall Aerospace and Lockheed Martin.

* Rolls-Royce has signed an agreement with Starflex LLC to upgrade the Eurocopter AS355 helicopter with the new Rolls-Royce Model 250-C20R engine.

* An order from the Romanian Ministry of Defence for seven C-27J Spartan aircraft confirms the position of the AE 2100-powered Spartan as the world's best-selling twin-turboprop military airlifter.

Marine

* US naval architecture and engineering firm Seaworthy Systems Inc., based in Connecticut, with offices in New Jersey, Virginia and California, has been acquired to improve further marine support services.

* Rolls-Royce won its largest contract with Chinese shipbuilder Sinopacific, worth $42 million, to provide steering gear and deck machinery for bulk carriers and liquid petroleum gas carriers.

Energy

* Orders totalling over $260 million have been received by the energy business during the quarter, including the BP TotalCare® contract in Azerbaijan.

* The industrial RB211 was selected to power a generating set to be located at Milan airport alongside a similar unit installed in 2003. Also in Italy, the company is to supply gas engines to power electrical generating sets at Rome airport. In both cases, the installations will help the airports to become energy self-sufficient.

* In the oil and gas market, Rolls-Royce natural gas pipeline centrigufal compressors are to be installed on a major new gas pipeline in Brazil.

Corporate responsibility

* Rolls-Royce was one of 18 of the UK's largest companies working on a CBI Climate Change Task Force, which issued its report 'Climate Change - Everyone's Business' in November.

* Rolls-Royce has created a $100,000 endowment for Science Bound, a programme supporting Indiana high school students studying science and engineering.

* The Rolls-Royce Science Prize has entered its fourth year with the launch of two new interactive resource packs. Based on the projects of the 2007 winner and runner-up teams, they include online games that teachers and pupils can work on together in the classroom, plus a wealth of supporting material.

* Rolls-Royce has retained its position in the Aerospace and Defence group within the Dow Jones Sustainability World and European Indices for the sixth successive year.

Note to news editors

The Group's Preliminary Results for 2007 will be published on 7 February, 2008.

For visual material

Please visit the Rolls-Royce Media Room for images and The Newsmarket for broadcast-standard video. If you are a first-time user of The Newsmarket, we encourage you to take a moment to register. If you have any questions about using The Newsmarket, please email Journalist Help.

For further information please contact:

Mark Alflatt
Director of Financial Communications
Tel: +44(0)207 227 9241
mark.alflatt@rolls-royce.com

Nicky Louth-Davies
Director of Corporate Communications
Tel: +44(0) 207 227 9232
nicky.louth-davies@rolls-royce.com

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